Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
            Sirius International Insurance Group, Ltd. (“Sirius Group”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: its common shares. The following description of certain terms of Sirius Group's common shares is a summary only and is not a complete description of such terms. The rights of the holders of Sirius Group common shares are governed by Sirius Group's memorandum of association and bye-laws, as amended, each of which are included as an exhibit to Sirius Group’s Annual Report on Form 10-K, as well as applicable provisions of the Companies Act 1981 (Bermuda), as amended (the “Act”).
General
            Under the Sirius Group memorandum of association, Sirius Group is authorized to issue 500,000,000 common shares of par value $0.01, and 100,000,000 preference shares of par value $0.01.
Common Shares
Voting Rights
            Each holder of a Sirius Group common share has one vote per share held of record on the applicable record date on all matters voted upon by the shareholders of Sirius Group. Resolutions of the shareholders are adopted by action of a majority of the shares, except where Bermuda law or the bye-laws provide for a special majority in relation to specified resolutions.
Dividend Rights
            Under Bermuda law, shareholders are entitled to receive dividends, when and as declared by a company's board of directors, out of any funds of the company legally available for the payment of such dividends, subject to any preferred dividend right of any holders of any preference shares from time to time. Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that:

•	the company is, or would be, after the payment is made, unable to pay its liabilities as they become due; or

•	the realizable value of the company's assets would be less than its liabilities.
        Under Sirius Group’s bye-laws, the board of directors has the power to declare dividends or distributions out of contributed surplus, and to determine that any dividend shall be paid in cash or shall be satisfied in paying up in full shares to be issued to the shareholders credited as fully paid or partly paid or partly in one way or partly in the other. The board of directors may also pay any fixed cash dividend whenever the position of the company justifies such payment.
Liquidation Rights
           In the event of a liquidation, dissolution or winding up of Sirius Group, the holders of Sirius Group common shares will be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of Sirius Group legally available for distribution to shareholders, subject to any preferred liquidation right of any holders of any preference shares from time to time.
Calls on Shares
The board of directors may make such calls as it thinks fit upon the shareholders in respect of any monies (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such shareholders.  The board of directors may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.
Variation of Rights
If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of

Exhibit 4.3

three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class.

Transfers of Shares

The board of directors may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share.  The board of directors shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained.
Other Rights
        Holders of Sirius Group common shares are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to Sirius Group common shares.
Preference Shares
The board of directors is authorized to provide for the issuance of the preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series. The board of directors has designated a series of 15,000,000 preference shares as the Series B Preference Shares, which are entitled to the voting, dividend, liquidation, redemption, conversion, preemptive, information and other rights as set forth in the Certificate of Designation of Series B Preference Shares. The Series B Preference Shares do, and any future series of preference shares could, adversely affect the voting power of holders of common shares and the likelihood that such holders would receive dividend payments and payments upon liquidation.
Certain Bye-law Provisions
Certain provisions of Sirius Group’s bye-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of Sirius Group to first negotiate with the board of directors, which could result in an improvement of such persons’ terms.
Shareholder Advance Notice Procedures
Sirius Group’s bye-laws establish advance notice procedures for shareholders to bring business before or to nominate directors at an annual general meeting of shareholders. For nominations to be properly made at an annual general meeting, and proposals of other business to be properly brought before an annual general meeting, nominations and proposals of other business must be (a) specified in Sirius Group’s notice of meeting given by or at the direction of the board of directors, (b) otherwise properly brought before the annual general meeting, by or at the direction of the board of directors (or any duly authorized committee thereof), or (c) otherwise properly brought before the annual general meeting by a shareholder in accordance with the applicable provisions of the bye-laws. For nominations of persons for election to the board of directors or proposals of other business to be properly requested by a shareholder to be made at an annual general meeting, a shareholder must, among other things, give written notice of such shareholder’s intent to make such nomination or bring such other business to the Secretary of Sirius Group not later than (i) with respect to an election to be held at or other business to brought before an annual general meeting, 90 days prior to the anniversary date of the immediately preceding annual general meeting or not later than 10 days after notice or public disclosure of the date of the annual general meeting is given or made available to shareholders, whichever date is earlier, and (ii) with respect to an election to be held at a special general meeting for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders, and include in such notice the information specified by the bye-laws.
At any special general meeting, only such business shall be conducted or considered as shall have been properly brought before the meeting pursuant to Sirius Group’s notice of meeting.  To be properly brought before a special general meeting, proposals of business must be (a) specified in Sirius Group’s notice of meeting given by or at the direction of the board of directors or (b) otherwise properly brought before the special general meeting, by or at the direction of the board of directors.  At any special general meeting, only such nominations of persons for election to the board of directors may be made at a special general meeting at which directors are to be elected, as shall have been properly brought before the meeting.  For nominations to be properly made at a special general meeting, nominations must be specified in Sirius Group’s notice of

Exhibit 4.3

meeting (i) by or at the direction of the board of directors or (ii) provided that the board of directors has determined that directors shall be elected at such meeting, by any shareholder who, among other things, complies with the procedures set forth in the bye-laws.
These requirements may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. In addition, these provisions, insofar as they relate to the nomination of directors, may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the company.
Amendments to Memorandum of Association and Bye-laws
Amendments to Sirius Group’s memorandum of association and bye-laws require an affirmative vote of majority of the board of directors and a majority of the votes cast at any annual or special meeting of shareholders.
Blank Check Preferred Stock.

The undesignated preference shares could be deemed to have an anti-takeover effect because Sirius Group could issue preference shares if facing a hostile takeover situation. The preference shares could be issued to purchasers sympathetic with Sirius Group’s management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of Sirius Group’s securities or the removal of incumbent management.
Restrictions on Ownership Under Certain Insurance and Other Laws
Sirius Group is subject to certain legal and regulatory restrictions concerning its ownership and control, which may be a significant deterrent to any person interested in acquiring control. One such restriction is that no person or entity may acquire direct or indirect control of Sirius Group (which in some jurisdictions could occur with a person or entity, directly or indirectly, acquiring 10% or more of the voting securities of Sirius Group), without first obtaining the consent of the various regulatory authorities that have jurisdiction over Sirius Group. Any direct or indirect change of control of Sirius Group without the prior approval of applicable insurance regulatory authorities could result in the transaction being enjoined, the assessment of fines or penalties, the takeover of the applicable insurers by such insurance regulatory authorities, the revocation of applicable insurance licenses, and criminal penalties for willful violations of applicable insurance laws. In addition, a change in control could result in the termination of or the posting of collateral under certain reinsurance contracts. Certain U.S. states also prohibit the control of insurers by state-owned or state-controlled entities (such as state-owned banks). A violation of such prohibitions could result in the revocation of insurance licenses held by Sirius Group's U.S.-domiciled insurers, which are necessary for Sirius Group to operate its business. In addition, a change of control of Sirius Group that results in non-U.S. persons acquiring direct or indirect control of Sirius Group's U.S. businesses may be subject to review by the Committee on Foreign Investment in the United States ("CFIUS"), potentially resulting in enforcement actions by CFIUS to enjoin or unwind the transaction.